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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                     UNDER THE TRUST INDENTURE ACT OF 1939

                          ARCH WIRELESS HOLDINGS, INC.
                              ARCH WIRELESS, INC.
                       ARCH WIRELESS COMMUNICATIONS, INC.
                     PAGING NETWORK CANADIAN HOLDINGS, INC.
                             PAGENET SMR SUB, INC.
                                 ARCHTEL, INC.
                      ARCH COMMUNICATIONS ENTERPRISES LLC
                         ARCH CONNECTICUT VALLEY, INC.
                            BENBOW INVESTMENTS, INC.
                        MOBILEMEDIA COMMUNICATIONS, INC.
                       MOBILE COMMUNICATIONS CORPORATION
                                   OF AMERICA
                        MOBILEMEDIA LICENSE CO., L.L.C.
                              PAGING NETWORK, INC.
                                 PAGENET, INC.
                        PAGING NETWORK OF AMERICA, INC.
                        PAGING NETWORK OF COLORADO, INC.
                               PAGING NETWORK OF
                           NORTHERN CALIFORNIA, INC.
                        PAGING NETWORK OF MICHIGAN, INC.
                          PAGING NETWORK FINANCE CORP.
                       PAGING NETWORK INTERNATIONAL, INC.
                               PAGING NETWORK OF
                              SAN FRANCISCO, INC.

                              (Name of Applicant)

       1800 WEST PARK DRIVE, SUITE 250, WESTBOROUGH, MASSACHUSETTS 01581
                    (Address of principal executive offices)
                             ---------------------
          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

                TITLE OF CLASS                                     AMOUNT
                --------------                                     ------
     12% Subordinated Secured Compounding              Aggregate principal amount of
                Notes Due 2009                                  $100,000,000

                             ---------------------
                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

         On, or as soon as practicable after, the Effective Date of the
              Debtors' First Amended Joint Plan of Reorganization
                             ---------------------
                             PATRICIA A. GRAY, ESQ.
                            c/o ARCH WIRELESS, INC.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              1800 WEST PARK DRIVE
                                   SUITE 250
                        WESTBOROUGH, MASSACHUSETTS 01581
                                 (508) 870-6700
                             ---------------------
                                WITH COPIES TO:

            MARK N. POLEBAUM, ESQ.                          TED S. WAKSMAN, ESQ.
          DAVID A. WESTENBERG, ESQ.                      WEIL, GOTSHAL & MANGES LLP
              HALE AND DORR LLP                               767 FIFTH AVENUE
               60 STATE STREET                            NEW YORK, NEW YORK 10153
         BOSTON, MASSACHUSETTS 02109                           (212) 310-8007
                (617) 526-6000

                             ---------------------
     The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application for qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.
--------------------------------------------------------------------------------
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

                                    GENERAL

ITEM 1.  GENERAL INFORMATION.

     (a) Each of Arch Wireless Holdings, Inc. (the "Corporation"), Arch Wireless, Inc. (the "Parent"), Arch Wireless Communications, Inc. ("AWCI"), Paging Network Canadian Holdings, Inc. ("PNCH"), PageNet SMR Sub, Inc. ("PNSMR"), ArchTel, Inc., Arch Connecticut Valley, Inc., Benbow Investments, Inc., MobileMedia Communications, Inc., Mobile Communications Corporation of America, Paging Network, Inc., PageNet, Inc., Paging Network of America, Inc., Paging Network of Colorado, Inc., Paging Network of Northern California, Inc., Paging Network of Michigan, Inc., Paging Network Finance Corp., Paging Network International, Inc. and Paging Network of San Francisco, Inc. are corporations. Arch Communication Enterprises, LLC and MobileMedia License Co., L.L.C. are limited liability companies. Except for the Corporation, each of the foregoing entities shall be referred to herein collectively as the "Guarantors."

     (b) The Corporation and each of the Guarantors (other than Arch Connecticut Valley, Inc.) are organized under the laws of the State of Delaware. Arch Connecticut Valley, Inc. is organized under the laws of the Commonwealth of Massachusetts. The mailing address for the Corporation and each of the Guarantors is c/o Arch Wireless, Inc., 1800 West Park Drive, Suite 250, Westborough, Massachusetts 01581.

ITEM 2.  SECURITIES ACT EXEMPTION APPLICABLE.

     The Corporation intends to commence a solicitation (the "Solicitation") of acceptances of a proposed joint reorganization plan (the "Plan") of the Corporation, its ultimate parent corporation, the Parent, and their respective debtor subsidiaries as set forth in the Plan, pursuant to which the Corporation intends to issue 10% Senior Subordinated Secured Notes due 2007 (the "New Senior Notes") and 12% Subordinated Secured Compounding Notes due 2009 (the "New Subordinated Notes" and, collectively with the New Senior Notes, the "New Notes") under Title 11 of the United States Code (the "Bankruptcy Code"). The Chapter 11 cases of the Corporation and the Parent and certain of its subsidiaries are presently pending before the United States Bankruptcy Court for the District of Massachusetts (Western Division) (the "Bankruptcy Court"). The New Subordinated Notes will be issued under an indenture (the "Indenture") which is the subject of this application. A copy of the Disclosure Statement relating to the Plan (which includes the Plan as Exhibit A thereto), which was approved by an order of the Bankruptcy Court dated March 13, 2002, is attached hereto as Exhibit T3E.

     Under the Plan, on the date on which the Corporation consummates the Plan (the "Effective Date"), or as soon as practicable thereafter, the holders of Allowed Bank Secured Claims and Allowed USAM Secured Note Claims (each as defined in the Plan) shall receive New Notes in partial satisfaction of such claims. The New Senior Notes will be due five years after the Effective Date. The New Subordinated Notes will be due seven years after the Effective Date. The Corporation anticipates initially issuing $200,000,000 in New Senior Notes and $100,000,000 in New Subordinated Notes under the Plan.

     There has not been, nor is there going to be, any sales of New Notes by the Corporation or by or through an underwriter at or about the same time as the Plan or the offering, exchange and distribution of the New Notes. The Corporation has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman or other person for solicitation in connection with any aspect of the Plan.

     The Corporation believes that the issuance of the New Notes is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and state securities and "blue sky" laws pursuant to Section 1145(a)(1) of Title 11 of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (1) the securities are issued by the debtor (or an affiliate participating in a joint plan with the debtor or the debtor's successor) under a plan of reorganization; (2) the recipients of the securities hold a pre-petition or administrative claim against the debtor, an interest in the debtor; and (3) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Corporation believes that the offer of the New Notes under the Solicitation and the exchange of New Notes under the Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer is exempt from the registration requirements referred to above.

                                  AFFILIATIONS

ITEM 3.  AFFILIATES.

     (a) Set forth below is a list of the Parent and all direct and indirect subsidiaries of the Parent and the Corporation (the "Subsidiaries" and each a "Subsidiary"). Unless stated otherwise, each Subsidiary is wholly owned by the Corporation. The Parent, the Corporation and each Subsidiary will continue its corporate existence unchanged after the Effective Date.

AFFILIATE                                               JURISDICTION OF INCORPORATION OR QUALIFICATION
---------                                               ----------------------------------------------
Arch Wireless, Inc. ..................................  Delaware
Arch Wireless Communications, Inc.(1).................  Delaware
Paging Network Canadian Holdings, Inc.(1).............  Delaware
PageNet SMR Sub, Inc.(1)..............................  Delaware
3057011 Canada, Inc.(2)...............................  Canada
AWI Spectrum Co. Holdings, Inc.(1)....................  Delaware
Paging Network of Canada, Inc.(3).....................  Canada
Madison Telecommunications Holdings Inc.(4)...........  Canada
Madison Telecommunications Inc.(5)....................  Canada
Per-Com Wireless Enterprises, Inc.(6).................  Canada
AWI Spectrum Co., LLC(7)..............................  Delaware
Arch Wireless Holdings, Inc.(8).......................  Delaware
ArchTel, Inc. ........................................  Delaware
Arch Communications Enterprises LLC...................  Delaware
Arch Connecticut Valley, Inc. ........................  Massachusetts
Benbow Investments, Inc...............................  Delaware
MobileMedia Communications, Inc. .....................  Delaware
Arch Canada Inc. .....................................  Canada
Nationwide 929.8875 LLC(9)............................  Delaware
Waterloo Communications, Inc.(10).....................  Iowa
Benbow PCS Ventures, Inc.(11).........................  California
Mobile Communications Corporation of America(12)......  Delaware
MobileMedia License Co., L.L.C.(13)...................  Delaware
Paging Network, Inc...................................  Delaware
PageNet, Inc.(14).....................................  Delaware
Paging Network of America, Inc.(15)...................  Delaware
Paging Network of Colorado, Inc.(14)..................  Delaware
Paging Network of Northern California, Inc.(14).......  Delaware
Paging Network of Michigan, Inc.(14)..................  Delaware
Paging Network Finance Corp.(14)......................  Delaware
Paging Network International, Inc.(14)................  Delaware
Paging Network of San Francisco, Inc.(14).............  Delaware

AFFILIATE                                               JURISDICTION OF INCORPORATION OR QUALIFICATION
---------                                               ----------------------------------------------
VAST Solutions, Inc.(16)..............................  Delaware

---------------

(1) 100% owned by the Parent.

(2) 33% owned by the Parent and 67% owned by David Hamilton.

(3) 100% owned by Paging Network Canadian Holdings, Inc.

(4) 80% owned by Paging Network Canadian Holdings, Inc. and 20% owned by Madison Venture Corporation.

(5) 100% owned by Madison Telecommunications Holdings Inc.

(6) 100% owned by 3057011 Canada, Inc.

(7) 100% owned by AWI Spectrum Co. Holdings, Inc.

(8)  100% owned by Arch Wireless Communications, Inc.

(9) 5.1% owned by Arch Connecticut Valley, Inc., 44.9% owned by Arch Communications Enterprises LLC, 32.4% owned by AirTouch Paging, 11% owned by AirTouch Paging of California and 6.6% owned by AirTouch Paging of Texas.

(10) 45% owned by Arch Communications Enterprises LLC and 55% owned by Gerald Farnsworth.

(11) 49.9% of non-voting stock and 15% voting stock owned by Benbow Investments, Inc. 50.1% of non-voting stock and 85% voting stock owned by June Walsh.

(12) 100% owned by MobileMedia Communications, Inc.

(13) 100% owned by Mobile Communications Corporation of America.

(14) 100% owned by Paging Network, Inc.

(15) 100% owned by PageNet, Inc.

(16) 19.5% owned by Paging Network, Inc.

In addition, certain international Subsidiaries of Paging Network International, Inc. have been omitted. None of such Subsidiaries constitutes a significant subsidiaries nor are they Guarantors of the New Notes.

     (b) See Item 5 for "Principal Owners of Voting Securities", some of whom may be deemed to be "affiliates" of the Corporation, the Parent and the Subsidiaries by virtue of their holdings.

                             MANAGEMENT AND CONTROL

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

     (a) Current Directors and Executive Officers.

     The following table sets forth the names of, and all offices held by, all current executive officers and directors (as defined in Sections 303(5) and 303(6), respectively, of the Trust Indenture Act of 1939 (the "TIA") of the Corporation and each of the Guarantors. The mailing address for each executive officer and director listed below is c/o Arch Wireless, Inc., 1800 West Park Drive, Suite 250, Westborough, Massachusetts 01581.

          (1) The executive officers and directors of the Corporation, the Parent and AWCI are as follows:

NAME                                                        OFFICE(S)
----                                                        ---------
C. Edward Baker, Jr.                Director
                                      Chairman of the Board
                                      Chief Executive Officer
R. Schorr Berman                    Director
Gregg R. Daugherty                  Director
John H. Gutfreund                   Director

NAME                                                        OFFICE(S)
----                                                        ---------
John Kornriech                      Director
H. Sean Mathis                      Director
Allan L. Rayfield                   Director
John B. Saynor                      Director, Executive Vice President and Assistant Secretary
John A. Shane                       Director
Lyndon R. Daniels                   President and Chief Operating Officer
J. Roy Pottle                       Executive Vice President and Chief Financial Officer
Paul H. Kuzia                       Executive Vice President, Technology and Regulatory
                                      Affairs
Patricia A. Gray                    Senior Vice President, General Counsel and Secretary
Christopher J. Madden               Senior Vice President, Human Resources
Peter J. Barnett                    Senior Vice President, Operations and Chief Information
                                      Officer
Gerald J. Cimmino                   Vice President and Treasurer
George W. Hale                      Vice President and Controller
Joseph Mullin                       Vice President, Radio Frequency Engineering and Licensing
D. Michael Doyle                    Vice President, Telecommunications
Michael Brantley                    Vice President, Operations Nationwide
Robert J. Lougee                    Vice President, Investor Relations
Michael J. Lurie                    Vice President, National Retail
Amber Niven                         Vice President, Information Technology
Felicia Donahue                     Vice President, Operations
Tracey Zimmerman                    Vice President, Human Resources Operations Support
Frank Brilliant                     Vice President, Advanced Product Marketing Group
James Rodts                         Vice President, Research and Development
Mark Simmons                        Vice President, Software Engineering
Kristopher W. Brigham               Vice President, Business Development
Robert Smith                        Vice President, National Operations Center
Brigette White                      Vice President, Customer Base Marketing
Esti Witty                          Vice President, Product Development
Jean F. Angelini                    Assistant Treasurer

          (2) The executive officers of each of Arch Communications Enterprises LLC and MobileMedia License Co., L.L.C. are as follows (such companies have no directors):

NAME                                                        OFFICE(S)
----                                                        ---------
C. Edward Baker, Jr.                Chairman of the Board and Chief Executive Officer
Lyndon R. Daniels                   President and Chief Operating Officer
J. Roy Pottle                       Executive Vice President and Chief Financial Officer
John B. Saynor                      Executive Vice President
Paul H. Kuzia                       Executive Vice President, Technology and Regulatory
                                      Affairs
Patricia A. Gray                    Senior Vice President, General Counsel and Secretary
Gerald J. Cimmino                   Vice President and Treasurer
Christopher Madden                  Senior Vice President, Human Resources
George Hale                         Vice President, Planning and Control
Robert J. Lougee                    Vice President, Investor Relations

NAME                                                        OFFICE(S)
----                                                        ---------
Peter J. Barnett                    Senior Vice President, Operations and Chief Information
                                      Officer
Jean F. Angelini                    Assistant Treasurer

          (3) The executive officers and sole director of each of Arch Connecticut Valley, Inc., ArchTel, Inc., Benbow Investments, Inc. and MobileMedia Communications, Inc. are as follows:

NAME                                                        OFFICE(S)
----                                                        ---------
C. Edward Baker, Jr.                Chairman of the Board and Chief Executive Officer and Sole
                                      Director
Lyndon R. Daniels                   President and Chief Operating Officer
J. Roy Pottle                       Executive Vice President and Chief Financial Officer
John B. Saynor                      Executive Vice President
Paul H. Kuzia                       Executive Vice President, Technology and Regulatory
                                      Affairs
Peter J. Barnett                    Senior Vice President, Information Management Services
Christopher Madden                  Senior Vice President, Human Resources
Patricia A. Gray                    Senior Vice President, General Counsel and Clerk
Gerald J. Cimmino                   Vice President and Treasurer
George Hale                         Vice President and Controller
Robert J. Lougee                    Vice President, Investor Relations
Jean F. Angelini                    Assistant Treasurer

          (4) The executive officers and sole director of each of Paging Network of Colorado, Inc., Paging Network of Northern California, Inc., Paging Network of Michigan, Inc., Paging Network Finance Corp., Paging Network International, Inc. and Paging Network of San Francisco, Inc. are as follows:

NAME                                                        OFFICE(S)
----                                                        ---------
C. Edward Baker, Jr.                Chairman of the Board and Chief Executive Officer and Sole
                                      Director
Lyndon R. Daniels                   President and Chief Operating Officer
J. Roy Pottle                       Executive Vice President and Chief Financial Officer
Paul H. Kuzia                       Executive Vice President, Technology and Regulatory
                                      Affairs
Patricia A. Gray                    Senior Vice President, General Counsel and Secretary
Gerald J. Cimmino                   Vice President and Treasurer
George Hale                         Vice President and Controller
Garry Fitzgerald                    Regional Senior Vice President, Canada

          (5) The executive officers and sole director of each of PNSMR and PNCH are as follows:

NAME                                                        OFFICE(S)
----                                                        ---------
C. Edward Baker, Jr.                Chairman of the Board and Chief Executive Officer and Sole
                                      Director
Lyndon R. Daniels                   President and Chief Operating Officer
J. Roy Pottle                       Executive Vice President and Chief Financial Officer
John B. Saynor                      Executive Vice President
Paul H. Kuzia                       Executive Vice President, Technology and Regulatory
                                      Affairs
Patricia A. Gray                    Senior Vice President, General Counsel and Secretary
Gerald J. Cimmino                   Vice President and Treasurer

NAME                                                        OFFICE(S)
----                                                        ---------
George Hale                         Vice President and Controller
Gary Fitzgerald                     Regional Senior Vice President, Canada

          (6) The executive officers and sole director of each of Paging Network, Inc. and Paging Network of America, Inc. are as follows:

NAME                                                        OFFICE(S)
----                                                        ---------
C. Edward Baker, Jr.                Chairman of the Board and Chief Executive Officer and Sole
                                      Director
Lyndon R. Daniels                   President and Chief Operating Officer
J. Roy Pottle                       Executive Vice President and Chief Financial Officer
Paul H. Kuzia                       Executive Vice President, Technology and Regulatory
                                      Affairs
Patricia A. Gray                    Senior Vice President, General Counsel and Secretary
Gerald J. Cimmino                   Vice President and Treasurer
George Hale                         Vice President and Controller
Garry Fitzgerald                    Regional Senior Vice President, Canada
Joseph Mullin                       Vice President, Engineering and Licensing

          (7) The executive officers and sole director of PageNet, Inc. are as follows:

NAME                                                        OFFICE(S)
----                                                        ---------
C. Edward Baker, Jr.                Chairman of the Board and Chief Executive Officer and Sole
                                      Director
Lyndon R. Daniels                   President and Chief Operating Officer
J. Roy Pottle                       Executive Vice President and Chief Financial Officer
Paul H. Kuzia                       Executive Vice President, Technology and Regulatory
                                      Affairs
Peter J. Barnett                    Senior Vice President, Operations and Chief Information
                                      Officer
Gerald J. Cimmino                   Vice President and Treasurer
Patricia A. Gray                    Senior Vice President, General Counsel and Secretary
George Hale                         Vice President and Controller
Garry Fitzgerald                    Regional Senior Vice President, Canada
Joseph Mullin                       Vice President, Engineering and Licensing

          (8) The executive officers and sole director of Mobile Communications Corporation of America are as follows:

NAME                                                        OFFICE(S)
----                                                        ---------
C. Edward Baker, Jr.                Chairman of the Board and Chief Executive Officer and Sole
                                      Director
Lyndon R. Daniels                   President and Chief Operating Officer
J. Roy Pottle                       Executive Vice President and Chief Financial Officer
John B. Saynor                      Executive Vice President
Paul H. Kuzia                       Executive Vice President, Technology and Regulatory
                                      Affairs
Christopher Madden                  Senior Vice President, Human Resources
Peter J. Barnett                    Senior Vice President, Operations and Chief Information
                                      Officer
Gerald J. Cimmino                   Vice President and Treasurer
Patricia A. Gray                    Senior Vice President, General Counsel and Secretary
Robert J. Lougee                    Vice President, Investor Relations

NAME                                                        OFFICE(S)
----                                                        ---------
George Hale                         Vice President and Controller
Joseph Mullin                       Vice President, Radio Frequency Engineering and Licensing
D. Michael Doyle                    Vice President, Telecommunications
Michael Brantley                    Vice President, Operations Nationwide
Kristopher W. Brigham               Vice President, Business Development
Michael J. Lurie                    Vice President, National Retail
Robert Smith                        Vice President, National Operations Center
Brigette White                      Vice President, Customer Base Marketing
Amber Niven                         Vice President, Information Technology
Esti Witty                          Vice President, Product Development
Felicia Donahue                     Vice President, Operations
Tracey Zimmerman                    Vice President, Human Resources Operations Support
Mark Simmons                        Vice President, Software Engineering
James Rodts                         Vice President, Research and Development
Frank Brilliant                     Vice President, Advanced Products Marketing
Jean F. Angelini                    Assistant Treasurer

     (b) Directors and Executive Officers as of the Effective Date. It is expected that existing executive officers of the Corporation and each of the Guarantors shall continue to serve in their current capacities after the Effective Date. Upon the Effective Date, Mr. Baker will serve as Chairman of the Board of the Corporation and each of the Guarantors. The remaining directors of the Corporation, AWCI and the Parent after the Effective Date shall be appointed by the Required Secured Lenders (as defined in the Plan). The directors of the remaining Guarantors shall remain the same. The mailing address after the Effective Date for each executive officer and director of the Corporation and the Guarantors will be c/o Arch Wireless, Inc., 1800 West Park Drive, Suite 250, Westborough, Massachusetts 01581.

ITEM 5.  PRINCIPAL OWNERS OF VOTING SECURITIES.

     (a) Voting Securities as of the Date of this Application. Presented below is certain information regarding each person owning 10% or more of the voting securities of the Corporation and the Guarantors as of March 15, 2002.

I.  Arch Wireless, Inc.

     None.

II.  Arch Wireless Holdings, Inc.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Arch Wireless Communications,      Common Stock, par   371,370     100.0%
  Inc.                             value $0.01 per
  1800 West Park Drive             share
  Suite 250
  Westborough, Massachusetts
  01581

III.  Arch Wireless Communications, Inc.

                                                                  PERCENTAGE
                                                                  OF VOTING
                                    TITLE OF CLASS      AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED       OWNED
---------------------------------  -----------------   --------   ----------
Arch Wireless, Inc.                Common Stock, par   848.7501     100.0%
  1800 West Park Drive             value $0.01 per
  Suite 250                        share
  Westborough, Massachusetts
  01581

IV.  Paging Network Canadian Holdings, Inc.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Arch Wireless, Inc.                Common Stock, par    3,000      100.0%
  1800 West Park Drive             value $0.01 per
  Suite 250                        share
  Westborough, Massachusetts
  01581

V.  PageNet SMR Sub, Inc.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Arch Wireless, Inc.                Common Stock, par     507       100.0%
  1800 West Park Drive             value $0.01 per
  Suite 250                        share
  Westborough, Massachusetts
  01581

VI.  ArchTel, Inc.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Arch Wireless Holdings, Inc.       Common Stock, par     100       100.0%
  1800 West Park Drive             value $1.00 per
  Suite 250                        share
  Westborough, Massachusetts
  01581

VII.  Arch Communications Enterprises LLC

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Arch Wireless Holdings, Inc.       Membership           100.0%     100.0%
  1800 West Park Drive             Interest
  Suite 250
  Westborough, Massachusetts
  01581

VIII.  Arch Connecticut Valley, Inc.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Arch Wireless Holdings, Inc.       Common Stock, par     100       100.0%
  1800 West Park Drive             value $0.01 per
  Suite 250                        share
  Westborough, Massachusetts
  01581

IX.  Benbow Investments, Inc.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                       TITLE OF        AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS     CLASS OWNED       OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Arch Wireless Holdings, Inc.       Common Stock, par     200       100.0%
  1800 West Park Drive             $0.01 value per
  Suite 250                        share
  Westborough, Massachusetts
  01581

X.  MobileMedia Communications, Inc.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Arch Wireless Holdings, Inc.       Common Stock, par    1,000      100.0%
  1800 West Park Drive             value $0.01 per
  Suite 250                        share
  Westborough, Massachusetts
  01581

XI.  Mobile Communications Corporation of America

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
MobileMedia Communications, Inc.   Common Stock, par     100       100.0%
  c/o Arch Wireless Holdings,      value $1.00 per
  Inc.                             share
  1800 West Park Drive
  Suite 250
  Westborough, Massachusetts
  01581

XII.  MobileMedia License Co., L.L.C.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Mobile Communications Corporation  Membership          100.0%      100.0%
  of America                       Interest
  c/o Arch Wireless Holdings,
  Inc.
  1800 West Park Drive
  Suite 250
  Westborough, Massachusetts
  01581

XIII.  Paging Network, Inc.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Arch Wireless Holdings, Inc.       Common Stock, par    1,000      100.0%
  1800 West Park Drive             value $0.01 per
  Suite 250                        share
  Westborough, Massachusetts
  01581

XIV.  PageNet, Inc.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Paging Network, Inc.               Common Stock, par    3,000      100.0%
  c/o Arch Wireless Holdings,      value $0.01 per
  Inc.                             share
  1800 West Park Drive
  Suite 250
  Westborough, Massachusetts
  01581

XV.  Paging Network Finance Corp.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Paging Network, Inc.               Common Stock, par    3,000      100.0%
  c/o Arch Wireless Holdings,      value $0.01 per
  Inc.                             share
  1800 West Park Drive
  Suite 250
  Westborough, Massachusetts
  01581

XVI.  Paging Network International, Inc.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Paging Network, Inc.               Common Stock, par    3,000      100.0%
  c/o Arch Wireless Holdings,      value $0.01 per
  Inc.                             share
  1800 West Park Drive
  Suite 250
  Westborough, Massachusetts
  01581

XVII.  Paging Network of America, Inc.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
PageNet, Inc.                      Common Stock, par    3,000      100.0%
  c/o Paging Network, Inc.         value $0.01 per
  1800 West Park Drive             share
  Suite 250
  Westborough, Massachusetts
  01581

XVIII.  Paging Network of Colorado, Inc.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Paging Network, Inc.               Common Stock, par    3,000      100.0%
  c/o Arch Wireless Holdings,      value $0.01 per
  Inc.                             share
  1800 West Park Drive
  Suite 250
  Westborough, Massachusetts
  01581

XIX.  Paging Network of Michigan, Inc.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Paging Network, Inc.               Common Stock, no     1,000      100.0%
  c/o Arch Wireless Holdings,      par value
  Inc.
  1800 West Park Drive
  Suite 250
  Westborough, Massachusetts
  01581

XX.  Paging Network of Northern California, Inc.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Paging Network, Inc.               Common Stock, par    3,000      100.0%
  c/o Arch Wireless Holdings,      value $0.01 per
  Inc.                             share
  1800 West Park Drive
  Suite 250
  Westborough, Massachusetts
  01581

XXI.  Paging Network of San Francisco, Inc.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Paging Network, Inc.               Common Stock, no     1,000      100.0%
  c/o Arch Wireless Holdings,      par value
  Inc.
  1800 West Park Drive
  Suite 250
  Westborough, Massachusetts
  01581

     (b) Voting Securities as of the Effective Date. Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information, to own 10% or more of the voting securities of the Corporation and the Guarantors outstanding as of the Effective Date.

Arch Wireless Holdings, Inc.

                                                                 PERCENTAGE
                                                                 OF VOTING
                                    TITLE OF CLASS     AMOUNT    SECURITIES
NAME AND COMPLETE MAILING ADDRESS        OWNED          OWNED      OWNED
---------------------------------  -----------------   -------   ----------
Arch Wireless Communications,      Common Stock, par     100       100.0%
  Inc.(1)                          value $0.01 per     shares
  1800 West Park Drive             share
  Suite 250
  Westborough, Massachusetts
  01581

---------------

(1) On the Effective Date, the Corporation will issue 100 shares of its Common Stock, par value $0.01 per share ("New AWHI Common Stock"), to the Parent. Immediately thereafter, the Parent will contribute such shares of New AWHI Common Stock to Arch Wireless Communications, Inc. Such shares of New AWHI Common Stock will constitute all of the issued and outstanding equity interests in the Corporation immediately following the Effective Date.

     On the Effective Date, AWCI shall issue 100 shares of New AWCI Common Stock to the person designated by the Collateral Agent and the USAM Trustees pursuant to Article III.B.2(a) and (c) of the

Plan, which shall constitute all of the issued and outstanding capital stock of AWCI immediately following the Effective Date.

     On the Effective Date, PNCH shall issue 100 shares of New PNCH Common Stock to the person designated by the Collateral Agent and the USAM Trustees in accordance with the provisions of Article III.B.2(a) and (c) of the Plan, which shall constitute all of the issued and outstanding capital stock of PNCH immediately following the Effective Date.

     On Effective Date, PNSMR shall issue 100 shares of New PNSMR Common Stock to the person designated by the Collateral Agent and the USAM Trustees in accordance with the provisions of Article III.B.2(a) and (c) of the Plan, which shall constitute all of the issued and outstanding capital stock of PSNMR immediately following the Effective Date.

     The voting securities of the other Guarantors shall be held in the amounts and percentages set forth in Item 5(a) of this Form T-3.

                                  UNDERWRITERS

ITEM 6.  UNDERWRITERS.

     (a) Bear, Stearns & Co. Inc., TD Securities (USA) Inc., BNY Capital Markets, Inc., RBC Dominion Securities Corporation and Barclays Capital Inc. may each be deemed to have acted as an underwriter for AWCI in connection with their April 6, 1999 purchase from Arch Escrow Corp., which was merged with and into AWCI on June 3, 1999, of an aggregate of $147,000,000 principal amount of 13 3/4% Senior Notes due 2008 of Arch Escrow Corp., which were assumed by AWCI. Except as described in the preceding sentence, no person has acted as an underwriter for the Corporation or any Guarantor within the past three years.

     (b) No person is acting, or proposed to be acting, as principal underwriter of the New Subordinated Notes proposed to be offered pursuant to the Indenture.

                               CAPITAL SECURITIES

ITEM 7. CAPITALIZATION.

     (a) The following table sets forth information with respect to each authorized class of securities of the Corporation and the Guarantors as of March 15, 2002:

I.     Arch Wireless Holdings, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $0.01 per share....      400,000 shares       371,370 shares

II.    Arch Wireless, Inc.

TITLE OF CLASS                              AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                             -------------------   -------------------
Common Stock, par value $0.01 per
  share..................................   500,000,000 shares    182,434,590 shares
Series C Convertible Preferred Stock, par
  value $0.01 per share..................       250,000 shares        250,000 shares
Series F Cumulative Redeemable Preferred
  Stock, par value $0.01 per share.......     1,250,000 shares      1,015,000 shares
Undesignated Preferred Stock, par value
  $0.01 per share........................     8,000,000 shares                  None
10 7/8% Senior Discount Notes due 2008...         $467,377,080          $113,141,000
6 3/4% Convertible Subordinated
  Debentures due 2003....................          $34,475,000              $939,000

III.   Arch Wireless Communications, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $0.01 per share....        1,000 shares      848.7499 shares
9 1/2% Senior Notes due 2004...............        $125,000,000         $125,000,000
14% Senior Notes due 2004..................        $100,000,000         $100,000,000
12 3/4% Senior Notes due 2007..............        $130,000,000         $130,000,000
13 3/4% Senior Notes due 2008..............        $147,000,000         $147,000,000

IV.    Paging Network Canadian Holdings, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $0.01 per share....        3,000 shares         3,000 shares

V.     PageNet SMR Sub, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $0.01 per share....        1,000 shares           507 shares

VI.    ArchTel, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $1.00 per share....        5,000 shares           100 shares

VII.   Arch Communications Enterprises, LLC

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Membership Interest........................                 N/A                  N/A

VIII.  Arch Connecticut Valley, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $0.01 per share....      250,000 shares           100 shares

IX.   Benbow Investments, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $0.01 per share....        1,000 shares           200 shares

X.    MobileMedia Communications, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $0.01 per share....        1,000 shares         1,000 shares

XI.   Mobile Communications Corporation of America

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $1.00 per share....        1,000 shares           100 shares

XII.  MobileMedia License Co., L.L.C.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Membership Interest........................         N/A                  N/A

XIII. Paging Network, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $0.01 per share....        1,000 shares         1,000 shares

XIV.  PageNet, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $0.01 per share....        3,000 shares         3,000 shares

XV.   Paging Network Finance Corp.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $0.01 per share....        3,000 shares         3,000 shares

XVI.  Paging Network International, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $0.01 per share....        3,000 shares         3,000 shares

XVII. Paging Network of America, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $0.01 per share....        3,000 shares         3,000 shares

XVIII. Paging Network of Colorado, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $0.01 per share....        3,000 shares         3,000 shares

XIX.  Paging Network of Michigan, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, no par value.................        1,000 shares         1,000 shares

XX.   Paging Network of Northern California, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $0.01 per share....        3,000 shares         3,000 shares

XXI.  Paging Network of San Francisco, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, no par value.................        1,000 shares         1,000 shares

     The following table sets forth information with respect to each authorized class of securities of the Corporation and the Guarantors as of the Effective
Date:

I.     Arch Wireless Holdings, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
New AWHI Common Stock, par value $0.01 per
  share....................................        1,000 shares           100 shares
10% Senior Subordinated Secured Notes due
  2007.....................................        $200,000,000         $200,000,000
12% Subordinated Secured Compounding Notes
  due 2009.................................        $100,000,000         $100,000,000

II.    Arch Wireless, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $0.001 per share...   50,000,000 shares    18,866,902 shares
Preferred Stock, par value $0.01 per
  share....................................   10,000,000 shares                 none

III.   Arch Wireless Communications, Inc.

TITLE OF CLASS                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                               ------------------   ------------------
Common Stock, par value $0.01 per share....        1,000 shares      848.7499 shares

     On the Effective Date, AWCI shall issue 100 shares of New AWCI Common Stock to the person designated by the Collateral Agent and the USAM Trustees pursuant to Article III.B.2(a) and (c) of the Plan, which shall constitute all of the issued and outstanding capital stock of AWCI immediately following the Effective Date.

     On the Effective Date, PNCH shall issue 100 shares of New PNCH Common Stock to the person designated by the Collateral Agent and the USAM Trustees in accordance with the provisions of Article III.B.2(a) and (c) of the Plan, which shall constitute all of the issued and outstanding capital stock of PNCH immediately following the Effective Date.

     On Effective Date, PNSMR shall issue 100 shares of New PNSMR Common Stock to the person designated by the Collateral Agent and the USAM Trustees in accordance with the provisions of Article III.B.2(a) and (c) of the Plan, which shall constitute all of the issued and outstanding capital stock of PSNMR immediately following the Effective Date.

     As of the Effective Date, the information with respect to each authorized class of securities of the other Guarantors will remain as set forth in this
Item 7(a).

     (b) The current holders of common stock are entitled to one vote for each share held of record on all matters voted upon by stockholders (or in case of limited liability companies to vote pro rata to the interests held), and a majority vote is required for all action to be taken by stockholders. So long as at least 50% of the Series C Preferred Stock of the Parent remains outstanding, the holders of the Series C Preferred Stock have the right, voting as a separate class, to designate one member of the Parent's Board of Directors and one member of AWCI's Board of Directors. On all other matters, the Parent's Series C Preferred Stock and common stock vote together as a single class. Each shares of Series C Preferred Stock is entitled to as many votes as the number of shares of common stock into which it is convertible (8.0182), as of December 6, 2001, the date on which the Parent and its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court. The Parent's Series F Preferred Stock does not have any voting rights. Cumulative voting of shares is not allowed. No holder of any other securities of the Corporation or any Guarantor is entitled to vote on matters submitted to a vote of stockholders. The voting rights of the New AWHI Common Stock and the new common stock to be issued by the Parent on the Effective Date will be identical to the voting rights of the Corporation's and the Parent's (as the case may be) current common stock described in this Item 7(b). Under the Plan, the existing common stock of the Corporation, the Parent, AWCI, PNCH and PNSMR will be cancelled as of the Effective Date.

                              INDENTURE SECURITIES

ITEM 8.  ANALYSIS OF INDENTURE PROVISIONS.

     The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto. Capitalized terms used in this Item 8 and not defined elsewhere in this application have the meanings given to such terms in the Indenture.

(a) EVENTS OF DEFAULT; WITHHOLDING OF NOTICE.

     "Event of Default" under the Indenture means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority):

          (1) default in the payment of any interest on any Note when it becomes due and payable and such default continues for a period of 5 days;

          (2) default in the payment of the principal of any Note at its Maturity (including pursuant to Section 9.02 of the Indenture);

          (3) the Parent or any of the Subsidiaries shall fail to observe or perform any covenant, condition or agreement contained in Sections 10.07, 10.08, 10.09, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16, 10.19,
     10.20, 10.21, 10.22, 10.23, 10.24 or 10.25 of the Indenture, or any Note
     Party shall fail to observe or perform any covenant, condition or agreement contained in the Security Documents to the extent it is a party thereto;

          (4) any Note Party shall fail to observe or perform any covenant, condition or agreement contained in any Note Document to which it is a party (other than those specified in clause (a), (b) or (d) of Section 4.01 of the Indenture), and such failure shall continue unremedied for 30 days after the earlier of the date on which (A) a Responsible Officer of the Parent becomes aware of such failure or (B) written notice thereof shall have been given to the Parent by the Trustee or the Majority Noteholders;

          (5) (i) any Note Party shall breach in any material respect any representation or warranty or agreement in any of the Security Documents or in any certificates delivered in connection therewith; (ii) the repudiation by any of them of any of their obligations under any of the Security Documents; (iii) the unenforceability of the Security Documents against any of them for any reason which shall continue unremedied for 30 days after the earlier of the date on which (A) a Responsible Officer of the Parent becomes aware of such failure or (B) written notice thereof shall have been given to the Parent by the Trustee or the Majority Noteholders; or (iv) the loss of the perfection or priority of the Liens granted by any of them pursuant to the Security Documents for any reason;

          (6) the Parent or any of the Subsidiaries shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Obligations, when and as the same shall become due and payable (after giving effect to any applicable grace period);

          (7) a default occurs under any Material Obligations which default results in the acceleration of such Material Obligations prior to their scheduled maturity or payment date or requires the prepayment, repurchase, redemption or defeasance thereof, prior to their scheduled maturity or payment date (in each case after giving effect to any applicable cure period); provided that this clause shall not apply to secured Indebtedness that becomes due solely as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness;

          (8) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Parent or any of the Subsidiaries, or any of their debts, or of a substantial part of any of their assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Parent or any of the Subsidiaries or for a substantial part of any of their assets, and, in any such case, such proceeding or petition shall continue undismissed for 30 days or an order or decree approving or ordering any of the foregoing shall be entered;

          (9) the Parent or any of the Subsidiaries shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of Section 4.01 of the Indenture, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Parent or any of the Subsidiaries or for a substantial part of any of their assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding,
     (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

          (10) one or more judgments for the payment of money in an aggregate amount in excess of $1,000,000 shall be rendered against the Parent or any of the Subsidiaries or any combination thereof (which shall not be fully covered by insurance without taking into account any applicable deductibles) and the same shall remain undischarged or unbonded for a period of 30 consecutive days during which execution shall not be effectively stayed; or

          (11) any Note Document shall cease, for any reason, to be in full force and effect, or any Note Party shall so assert in writing or shall disavow any of its obligations thereunder.

     If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each Holder of the Notes notice of the Default or Event of Default within 30 days after the occurrence thereof, or, if later, promptly upon the Trustee obtaining knowledge thereof. Except in the case of a Default or an Event of Default in payment of principal of or interest on any Notes, the Trustee may withhold the notice to the Holders of such Notes if its Board of Directors, executive committee or a committee of its trust officers in good faith determines that withholding the notice is in the interest of the Holders of the Notes.

     If an Event of Default (other than an Event of Default described in clause
(h) or (i) of Section 4.01 of the Indenture), shall have occurred and be continuing, the Trustee or the Majority Noteholders may, by notice to the Corporation, declare the Notes then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Notes so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of each Note Party accrued under the Note Documents, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Corporation. In case of any Event of Default described in clause (h) or (i) of Section 4.01 of the Indenture, the principal of the Notes then outstanding, together with accrued interest thereon and all fees and other obligations of each Note Party accrued under the Note Documents, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Corporation; provided, however, that so long as any Designated Senior Debt is outstanding, the acceleration shall not be effective until the earlier of (i) an acceleration of any Designated Senior Debt or (ii) five Business Days after receipt by the Corporation of written notice of the acceleration of the Notes.

     The Holders of the Notes shall not have the independent right to direct the time, method or place of conducting any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee or, on behalf of all Holders of Notes, to consent to the waiver of any past Default or Event of Default or its consequences. All decisions regarding the declaration of an Event of Default, the acceleration of the Notes, the waiver of any Defaults and Events of Default, and the direction of the Collateral Agent and the Trustee with respect to the exercise of rights and remedies against the Corporation, the Guarantors and the Collateral shall be made by the Majority Noteholders. These limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of any amounts then due as an unsecured claimant.

(b) AUTHENTICATION AND DELIVERY OF THE NOTES UNDER THE INDENTURE AND APPLICATION OF PROCEEDS THEREOF.

     The Notes to be issued under the Indenture may from time to time be executed on behalf of the Corporation by one officer who shall sign the Notes for the Corporation by manual or facsimile signature. If an officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid. A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

     The Trustee shall, upon a receipt of a Company Order requesting that notes be authenticated by the Trustee, authenticate Notes for original issue.

     The Trustee may appoint an authenticating agent acceptable to the Corporation to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Corporation.

     There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes because the Notes will be issued in partial satisfaction of the obligations owing to the Holders.

(c) RELEASE OF ANY NOTE COLLATERAL SUBJECT TO THE LIEN OF THE INDENTURE.

     The Collateral shall be released from the Lien of the Security Documents as expressly provided therein or in connection with any transaction permitted by
Section 10.11 of the Indenture (Asset Sales).

     Section 11.04 of the Indenture contains the general provisions for the release of Collateral from the Lien of the Security Documents in accordance with the TIA, including delivery of the certificates and opinions of fair value required by Section 314(d) of the TIA. Section 11.05(a) of the Indenture, however, permits the release of Collateral in connection with the (i) sale, disposition or use of inventory, (ii) sale or disposition of obsolete or worn out fixtures or equipment, (iii) collection, liquidation or disposition of accounts receivable, (iv) renegotiation and termination of leasehold interests, and (v) granting of easements and rights of way on certain properties that do not secure any monetary obligations and do not materially affect the value of the affected property, all in the ordinary course of the Corporation's or the Guarantors' business and in each case without the delivery by the Corporation of the certificates and opinions required by Section 314(d) of the Act. In lieu thereof and in order to protect the interests of purchasers of the Notes and allow the Corporation to carry on its regular business in the ordinary course,
Section 11.05(b) of the Indenture requires the Corporation and the Guarantors to deliver semi-annually to the Trustee and the Collateral Agent a certificate verifying that all such sales or uses of inventory, collections and other dispositions of accounts receivable and any other disposition or transaction contemplated by Section 11.05(a) of the Indenture, during the applicable six-month period, were made in the ordinary course of the Corporation's and the Guarantors' business and that all proceeds from such activities were used by the Corporation and the Guarantors in the ordinary course of their business or otherwise as permitted by the Indenture. In addition, pursuant to Section 10.27 of the Indenture, the Corporation is required to furnish the Trustee unaudited quarterly and audited annual consolidated financial statements meeting the requirements imposed on reporting companies under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, whether or not the Corporation is then a reporting corporation. In the Corporation's view, based on the foregoing, compliance with the certificate and opinion requirements of Section 314(d) of the TIA in the context of sales or uses of inventory, collections and other dispositions of accounts receivable and any other disposition or transaction contemplated by Section 11.05(a) of the Indenture in the ordinary course of the Corporation's or the Guarantors' business is not necessary for the protection of purchasers of the Notes and such failure by the Corporation to so comply would not be inconsistent with the purposes fairly intended to be served by Section 314(d) of the TIA.

     The release of any Collateral from the Lien of the Indenture and of the Security Documents pursuant to the terms of the Security Documents or the Indenture will not be deemed to impair the security under the Indenture in contravention of the provisions thereof.

(d) SATISFACTION AND DISCHARGE OF THE INDENTURE.

     Upon the written request of the Corporation, the Indenture will cease to be of further effect, and the Trustee, at the expense of the Corporation, will execute proper instruments acknowledging satisfaction and discharge of the Indenture, when:

          (1) either

             (a) all the Notes theretofore authenticated and delivered (other than (i) Notes which have been mutilated, destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.10 of the Indenture) have been delivered to the Trustee for cancellation; or

             (b) all Notes not theretofore delivered to the Trustee for cancellation have come due and payable, by reason of the making of a notice of redemption or will otherwise become due and payable within one year and the Corporation has irrevocably deposited or caused to be deposited with the Trustee funds in trust for the purpose in an amount sufficient to pay and discharge the entire Indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

          (2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit, and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Corporation is a party or by which the Corporation is bound;

          (3) the Corporation has paid or caused to be paid all other sums payable hereunder by the Corporation;

          (4) the Corporation has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money and/or non-callable Government Securities toward the payment of the Notes at maturity or the redemption date, as the case may be; and

          (5) the Corporation has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture have been complied with.

     Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Corporation to the Trustee under Section 5.07 of the Indenture and, the obligations of the Trustee under Section 3.02 and the last paragraph of Section 10.03 of the Indenture shall survive.

     The Corporation may at any time, for the purpose of obtaining the satisfaction and discharge of the Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Corporation or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Corporation or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

     Any money deposited with the Trustee or any Paying Agent, or then held by the Corporation, in trust for the payment of the principal of or interest on any Note and remaining unclaimed for two years after such principal or interest has become due and payable shall be paid to the Corporation on Company Request, or (if then held by the Corporation) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Corporation for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Corporation as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Corporation cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the Borough of Manhattan, The City of New York, New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Corporation.

(e) THE EVIDENCE REQUIRED TO BE FURNISHED BY THE CORPORATION TO THE TRUSTEE AS TO COMPLIANCE WITH THE CONDITIONS AND COVENANTS PROVIDED FOR IN THE INDENTURE.

     The Corporation will deliver to the Trustee, within 90 days after the end of each Fiscal Year of the Corporation ending after the date hereof, an Officers' Certificate, stating whether or not to the knowledge of the signers thereof the Corporation is in compliance with all the terms, provisions, covenants and conditions of the Indenture and if the Corporation shall be in Default under the Indenture, specifying all such Defaults and the nature and status thereof of which they may have knowledge and including the information referred to in clause (i) in the next paragraph.

     The Corporation will deliver to the Trustee within 45 days after the end of each Fiscal Quarter of any Fiscal Year, an Officers' Certificate (i) demonstrating compliance with each of the financial covenants contained in
Article X of the Indenture which is tested on a quarterly basis, and (ii) stating that no Default or Event of Default has occurred and is continuing or, if a Default or Event of Default has occurred and is continuing, stating the nature thereof and the action which the Corporation proposes to take with respect thereto.

     The Corporation will, so long as any of the Notes are Outstanding, deliver to the Trustee, within five Business Days of becoming aware of any Default or Event of Default in the performance of any covenant, agreement or condition in the Indenture, an Officers' Certificate specifying such Default or Event of Default.

ITEM 9.  OTHER OBLIGORS.

     The Corporation's obligations with respect to the New Notes will be guaranteed by each Guarantor. A schedule of names and addresses of the Guarantors is attached as Annex A hereto.

     CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

          (a) Pages numbered 1 to 28, consecutively.

          (b) The statement of eligibility and qualification on Form T-1 of The Bank of New York, as Trustee under the indenture to be qualified (filed herewith as Exhibit 25.1).

          (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

          Exhibit     Certificate of Incorporation of the Corporation, as in
            T3A-1     effect on the date of filing (filed herewith).
          Exhibit     Form of Restated Certificate of Incorporation of the
            T3A-2     Corporation and the Guarantors (other than the Parent, Arch
                      Connecticut Valley, Inc., Arch Communication Enterprises LLC
                      and MobileMedia License Co., L.L.C.) to be in effect as of the Effective Date (filed herewith).
          Exhibit     Restated Certificate of Incorporation of the Parent, as in
            T3A-3     effect on the date of filing (incorporated by reference from the Registration Statement on Form S-3 (File No. 333-542) of
                      the Parent).
          Exhibit     Certificate of Correction filed with the Secretary of State
            T3A-4     of Delaware on February 15, 1996 (incorporated by reference from the Registration Statement on Form S-3 (File No.
                      333-542) of the Parent).
          Exhibit     Certificate of Designations establishing the Series C
            T3A-5     Convertible Preferred Stock of the Parent, filed with the
                      Secretary of State of Delaware on June 29, 1998
                      (incorporated by reference from the Current Report on Form
                      8-K of the Parent dated June 26, 1998 and filed July 23,
                      1998).

          Exhibit     Certificate of Amendment of Restated Certificate of
            T3A-6     Incorporation of the Parent, filed with the Secretary of
                      State of Delaware on June 4, 1996 (incorporated by reference from the Registration Statement on Form S-8 (File No.
                      333-07333) of the Parent).
          Exhibit     Certificate of Amendment of Restated Certificate of
            T3A-7     Incorporation of the Parent, filed with the Secretary of
                      State of Delaware on May 27, 1999 (incorporated by reference from the Registration Statement on Form S-4 (File No.
                      333-62211) of the Parent).
          Exhibit     Certificate of Amendment of Restated Certificate of
            T3A-8     Incorporation of the Parent, filed with the Secretary of
                      State of Delaware on June 16, 1999 (incorporated by
                      reference from the Registration Statement on Form S-4 (File
                      No. 333-62211) of the Parent).
          Exhibit     Certificate of Amendment of Restated Certificate of
            T3A-9     Incorporation of the Parent, filed with the Secretary of
                      State of Delaware on April 3, 2000 (incorporated by
                      reference from the Registration Statement on Form S-4 (File
                      No. 333-95677) of the Parent).
          Exhibit     Certificate of Amendment of Restated Certificate of
            T3A-10    Incorporation of the Parent, filed with the Secretary of
                      State of Delaware on April 28, 2000 (incorporated by
                      reference from the Registration Statement on Form S-4 (File
                      No. 333-95677) of the Parent).
          Exhibit     Certificate of Designations establishing the Series F
            T3A-11    Cumulative Redeemable Preferred Stock of the Parent, filed with the Secretary of State of Delaware on February 9, 2001
                      (incorporated by reference from the Registration Statement on Form S-4 (File No. 333-55368) of the Parent).
          Exhibit     Form of Restated Certificate of Incorporation of the Parent
            T3A-12    to be in effect as of the Effective Date (filed herewith).
          Exhibit     Restated Certificate of Incorporation of Arch Wireless
            T3A-13    Communications, Inc., as in effect on the date of filing
                      (incorporated by reference to Arch Wireless Communications,
                      Inc.'s Registration Statement on Form S-1 (File No.
                      333-85580) of Arch Communications, Inc.).
          Exhibit     Certificate of Incorporation of Paging Network Canadian
            T3A-14    Holdings, Inc., as in effect on the date of filing (to be
                      filed by amendment).
          Exhibit     Certificate of Incorporation of PageNet SMR Sub, Inc., as in
            T3A-15    effect on the date of filing (to be filed by amendment).
          Exhibit     Certificate of Incorporation of ArchTel, Inc., as in effect
            T3A-16    on the date of filing (to be filed by amendment).
          Exhibit     Articles of Organization of Arch Connecticut Valley, Inc.,
            T3A-17    as in effect on the date of filing (to be filed by
                      amendment).
          Exhibit     Certificate of Incorporation of Benbow Investments, Inc., as
            T3A-18    in effect on the date of filing (to be filed by amendment).
          Exhibit     Certificate of Incorporation of MobileMedia Communications,
            T3A-19    Inc., as in effect on the date of filing (to be filed by
                      amendment).
          Exhibit     Certificate of Incorporation of Mobile Communications
            T3A-20    Corporation of America, as in effect on the date of filing
                      (to be filed by amendment).
          Exhibit     Certificate of Incorporation of Paging Network, Inc., as in
            T3A-21    effect on the date of filing (to be filed by amendment).
          Exhibit     Certificate of Incorporation of PageNet, Inc., as in effect
            T3A-22    on the date of filing (to be filed by amendment).
          Exhibit     Certificate of Incorporation of Paging Network of America,
            T3A-23    Inc., as in effect on the date of filing (to be filed by
                      amendment).
          Exhibit     Certificate of Incorporation of Paging Network of Colorado,
            T3A-24    Inc., as in effect on the date of filing (to be filed by
                      amendment).

          Exhibit T3A-25     Certificate of Incorporation of Paging Network of Northern California, Inc., as in
                             effect on the date of filing (to be filed by amendment).
          Exhibit T3A-26     Certificate of Incorporation of Paging Network of Michigan, Inc., as in effect on the date of filing (to be filed by amendment).
          Exhibit T3A-27     Certificate of Incorporation of Paging Network Finance Corp., as in effect on the date of filing (to be filed by amendment).
          Exhibit T3A-28     Certificate of Incorporation of Paging Network International, Inc., as in effect on the date of filing (to be filed by amendment).
          Exhibit T3A-29     Certificate of Incorporation of Paging Network of San Francisco, Inc., as in
                             effect on the date of filing (to be filed by amendment).
          Exhibit T3A-30     Certificate of Formation of Arch Communication Enterprises, LLC, as in effect on the date of filing (to be filed by amendment).
          Exhibit T3A-31     Certificate of Formation of MobileMedia License Co., L.L.C., as in effect on the date of filing (to be filed by amendment).
          Exhibit T3A-32     Form of Restated Articles of Organization of Arch Connecticut Valley, Inc. to be
                             in effect as of the Effective Date (to be filed by amendment).
          Exhibit T3A-33     Form of Restated Certificate of Formation of Arch Communication Enterprises, LLC
                             and MobileMedia License Co., L.L.C. to be in effect as of the Effective Date (to be filed by amendment).
          Exhibit T3B-1      Bylaws of the Corporation, as in effect on the date of filing (filed herewith).
          Exhibit T3B-2      Form of Amended and Restated Bylaws of the Corporation and the Guarantors (other than the Parent, Arch Connecticut Valley, Inc., Arch Communications Enterprises
                             LLC and MobileMedia License Co., L.L.C.) to be in effect as of the Effective Date
                             (filed herewith).
          Exhibit T3B-3      By-laws of the Parent, as amended and as in effect on the date of filing
                             (incorporated by reference from the Registration Statement on Form S-3 (File No.
                             333-542) of the Parent).
          Exhibit T3B-4      Amended and Restated By-laws of the Parent to be in effect as of the Effective
                             Date (filed herewith).
          Exhibit T3B-5      By-laws of Arch Wireless Communications, Inc., as amended and in effect on the date of filing (incorporated herein by reference from the Registration Statement on Form S-1 (File No, 333-85580) of Arch Communications, Inc.).
          Exhibit T3B-6      Amended and Restated By-laws of Arch Wireless Communications, Inc. to be in effect as of the Effective Date (to be filed by amendment).
          Exhibit T3B-7      By-laws of Paging Network Canadian Holdings, Inc., as in effect on the date of filing (to be filed by amendment).
          Exhibit T3B-8      By-laws of PageNet SMR Sub, Inc., as in effect on the date of filing (to be filed by amendment).
          Exhibit T3B-9      By-laws of ArchTel, Inc., as in effect on the date of filing (to be filed by amendment).
          Exhibit T3B-10     By-laws of Arch Connecticut Valley, Inc., as in effect on the date of filing (to be filed by amendment).
          Exhibit T3B-11     By-laws of Benbow Investments, Inc., as in effect on the date of filing (to be filed by amendment).
          Exhibit T3B-12     By-laws of MobileMedia Communications, Inc., as in effect on the date of filing
                             (to be filed by amendment).
          Exhibit T3B-13     By-laws of Mobile Communications Corporation of America, as in effect on the date of filing (to be filed by amendment).
          Exhibit T3B-14     By-laws of Paging Network, Inc., as in effect on the date of filing (to be filed by amendment).

          Exhibit     By-laws of PageNet, Inc., as in effect on the date of filing
            T3B-15    (to be filed by amendment).
          Exhibit     By-laws of Paging Network of America, Inc., as in effect on
            T3B-16    the date of filing (to be filed by amendment).
          Exhibit     By-laws of Paging Network of Colorado, Inc., as in effect on
            T3B-17    the date of filing (to be filed by amendment).
          Exhibit     By-laws of Paging Network of Northern California, Inc., as
            T3B-18    in effect on the date of filing (to be filed by amendment).
          Exhibit     By-laws of Paging Network of Michigan, Inc., as in effect on
            T3B-19    the date of filing (to be filed by amendment).
          Exhibit     By-laws of Paging Network Finance Corp., as in effect on the
            T3B-20    date of filing (to be filed by amendment).
          Exhibit     By-laws of Paging Network International, Inc., as in effect
            T3B-21    on the date of filing (to be filed by amendment).
          Exhibit     By-laws of Paging Network of San Francisco, Inc., as in
            T3B-22    effect on the date of filing (to be filed by amendment).
          Exhibit     Form of Amended and Restated By-laws of Arch Connecticut
            T3B-23    Valley, Inc. to be in effect as of the Effective Date (to be filed by amendment).
          Exhibit     Form of Indenture, to be dated as of the Effective Date,
            T3C       among the Corporation, the Guarantors and The Bank of New
                      York, as Trustee in the form to be qualified, including an itemized table of contents showing the articles, sections
                      and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed
                      herewith).
          Exhibit     Not applicable.
            T3D
          Exhibit     Disclosure Statement of Debtors' First Amended Joint Plan of
            T3E       Reorganization (including the Plan which is attached as
                      Exhibit A thereto) (filed herewith).
          Exhibit     A cross reference sheet showing the location in the
            T3F       Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (filed herewith).
          Exhibit     Form T-1 qualifying The Bank of New York, as Trustee under
            25.1      the Indenture to be qualified (filed herewith).

                                   SIGNATURES

     Pursuant to the requirements of the Trust Indenture Act of 1939, each of the undersigned applicants, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Westborough in the Commonwealth of Massachusetts, on March 19, 2002.

                                                 ARCH WIRELESS HOLDINGS, INC.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer

                                                 ARCH WIRELESS, INC.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer

                                                 ARCH WIRELESS COMMUNICATIONS, INC.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer


                                        24

                                                 PAGING NETWORK CANADIAN HOLDINGS, INC.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer


                                                 PAGENET SMR SUB, INC.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer

                                                 ARCHTEL, INC.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer

                                                 ARCH COMMUNICATIONS ENTERPRISES LLC

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer

                                                 ARCH CONNECTICUT VALLEY, INC.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer

                                                 BENBOW INVESTMENTS, INC.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer


                                                 MOBILEMEDIA COMMUNICATIONS, INC.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer

                                                 MOBILE COMMUNICATIONS CORPORATION OF AMERICA

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer

                                                 MOBILEMEDIA LICENSE CO., L.L.C.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer

                                                 PAGING NETWORK, INC.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer


                                        27

                                                 PAGENET, INC.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer


                                                 PAGING NETWORK OF AMERICA, INC.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer

                                                 PAGING NETWORK OF COLORADO, INC.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer

                                                 PAGING NETWORK OF NORTHERN CALIFORNIA, INC.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer

                                                 PAGING NETWORK OF MICHIGAN, INC.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer


                                        29

                                                 PAGING NETWORK FINANCE CORP.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer


                                                 PAGING NETWORK INTERNATIONAL, INC.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer

                                                 PAGING NETWORK OF SAN FRANCISCO, INC.

                                                             By: /s/ J. ROY POTTLE
                                                 ---------------------------------------------
                                                             Name:  J. Roy Pottle
                                                     Title:  Executive Vice President and
                                                            Chief Financial Officer


                                                                         ANNEX A

                             SCHEDULE OF GUARANTORS

     Set forth below is a list of all the Guarantors for the New Subordinated Notes Indenture. The mailing address for each Guarantor is c/o Arch Wireless, Inc., 1800 West Park Drive, Suite 250, Westborough, Massachusetts 01581.

GUARANTOR

Arch Wireless, Inc.
Arch Wireless Communications, Inc.
Paging Network Canadian Holdings, Inc.
PageNet SMR Sub, Inc.
ArchTel, Inc.
Arch Communications Enterprises LLC
Arch Connecticut Valley, Inc.
Benbow Investments, Inc.
MobileMedia Communications, Inc.
Mobile Communications Corporation of America
MobileMedia License Co., L.L.C.
Paging Network, Inc.
PageNet, Inc.
Paging Network of America, Inc.
Paging Network of Colorado, Inc.
Paging Network of Northern California, Inc.
Paging Network of Michigan, Inc.
Paging Network Finance Corp.
Paging Network International, Inc.
Paging Network of San Francisco, Inc.

                                 EXHIBIT INDEX

    EXHIBIT                              DESCRIPTION
    -------                              -----------
Exhibit T3A-1    Certificate of Incorporation of the Corporation, as in
                 effect on the date of filing (filed herewith).
Exhibit T3A-2    Form of Restated Certificate of Incorporation of the
                 Corporation and the Guarantors (other than the Parent, Arch
                 Connecticut Valley, Inc., Arch Communication Enterprises LLC
                 and MobileMedia License Co., L.L.C.) to be in effect as of the Effective Date (filed herewith).
Exhibit T3A-3    Restated Certificate of Incorporation of the Parent, as in
                 effect on the date of filing (incorporated by reference from the Registration Statement on Form S-3 (File No. 333-542) of
                 the Parent).
Exhibit T3A-4    Certificate of Correction filed with the Secretary of State of Delaware on February 15, 1996 (incorporated by reference from the Registration Statement on Form S-3 (File No.
                 333-542) of the Parent).
Exhibit T3A-5    Certificate of Designations establishing the Series C
                 Convertible Preferred Stock of the Parent, filed with the
                 Secretary of State of Delaware on June 29, 1998
                 (incorporated by reference from the Current Report on Form
                 8-K of the Parent dated June 26, 1998 and filed July 23,
                 1998).
Exhibit T3A-6    Certificate of Amendment of Restated Certificate of
                 Incorporation of the Parent, filed with the Secretary of
                 State of Delaware on June 4, 1996 (incorporated by reference from the Registration Statement on Form S-8 (File No.
                 333-07333) of the Parent).
Exhibit T3A-7    Certificate of Amendment of Restated Certificate of
                 Incorporation of the Parent, filed with the Secretary of
                 State of Delaware on May 27, 1999 (incorporated by reference from the Registration Statement on Form S-4 (File No.
                 333-62211) of the Parent).
Exhibit T3A-8    Certificate of Amendment of Restated Certificate of
                 Incorporation of the Parent, filed with the Secretary of
                 State of Delaware on June 16, 1999 (incorporated by
                 reference from the Registration Statement on Form S-4 (File
                 No. 333-62211) of the Parent).
Exhibit T3A-9    Certificate of Amendment of Restated Certificate of
                 Incorporation of the Parent, filed with the Secretary of
                 State of Delaware on April 3, 2000 (incorporated by
                 reference from the Registration Statement on Form S-4 (File
                 No. 333-95677) of the Parent).
Exhibit T3A-10   Certificate of Amendment of Restated Certificate of
                 Incorporation of the Parent, filed with the Secretary of
                 State of Delaware on April 28, 2000 (incorporated by
                 reference from the Registration Statement on Form S-4 (File
                 No. 333-95677) of the Parent).
Exhibit T3A-11   Certificate of Designations establishing the Series F
                 Cumulative Redeemable Preferred Stock of the Parent, filed with the Secretary of State of Delaware on February 9, 2001
                 (incorporated by reference from the Registration Statement on Form S-4 (File No. 333-55368) of the Parent).
Exhibit T3A-12   Form of Restated Certificate of Incorporation of the Parent
                 to be in effect as of the Effective Date (filed herewith).
Exhibit T3A-13   Restated Certificate of Incorporation of Arch Wireless
                 Communications, Inc., as in effect on the date of filing
                 (incorporated by reference to Arch Wireless Communications,
                 Inc.'s Registration Statement on Form S-1 (File No.
                 333-85580) of Arch Communications, Inc.).
Exhibit T3A-14   Certificate of Incorporation of Paging Network Canadian
                 Holdings, Inc., as in effect on the date of filing (to be
                 filed by amendment).
Exhibit T3A-15   Certificate of Incorporation of PageNet SMR Sub, Inc., as in
                 effect on the date of filing (to be filed by amendment).
Exhibit T3A-16   Certificate of Incorporation of ArchTel, Inc., as in effect on the date of filing (to be filed by amendment).
Exhibit T3A-17   Articles of Organization of Arch Connecticut Valley, Inc.,
                 as in effect on the date of filing (to be filed by
                 amendment).

    EXHIBIT                              DESCRIPTION
    -------                              -----------
Exhibit T3A-18   Certificate of Incorporation of Benbow Investments, Inc., as
                 in effect on the date of filing (to be filed by amendment).
Exhibit T3A-19   Certificate of Incorporation of MobileMedia Communications,
                 Inc., as in effect on the date of filing (to be filed by
                 amendment).
Exhibit T3A-20   Certificate of Incorporation of Mobile Communications
                 Corporation of America, as in effect on the date of filing
                 (to be filed by amendment).
Exhibit T3A-21   Certificate of Incorporation of Paging Network, Inc., as in
                 effect on the date of filing (to be filed by amendment).
Exhibit T3A-22   Certificate of Incorporation of PageNet, Inc., as in effect on the date of filing (to be filed by amendment).
Exhibit T3A-23   Certificate of Incorporation of Paging Network of America,
                 Inc., as in effect on the date of filing (to be filed by
                 amendment).
Exhibit T3A-24   Certificate of Incorporation of Paging Network of Colorado,
                 Inc., as in effect on the date of filing (to be filed by
                 amendment).
Exhibit T3A-25   Certificate of Incorporation of Paging Network of Northern
                 California, Inc., as in effect on the date of filing (to be filed by amendment).
Exhibit T3A-26   Certificate of Incorporation of Paging Network of Michigan,
                 Inc., as in effect on the date of filing (to be filed by
                 amendment).
Exhibit T3A-27   Certificate of Incorporation of Paging Network Finance
                 Corp., as in effect on the date of filing (to be filed by
                 amendment).
Exhibit T3A-28   Certificate of Incorporation of Paging Network
                 International, Inc., as in effect on the date of filing (to be filed by amendment).
Exhibit T3A-29   Certificate of Incorporation of Paging Network of San
                 Francisco, Inc., as in effect on the date of filing (to be filed by amendment).
Exhibit T3A-30   Certificate of Formation of Arch Communication Enterprises,
                 LLC, as in effect on the date of filing (to be filed by
                 amendment).
Exhibit T3A-31   Certificate of Formation of MobileMedia License Co., L.L.C.,
                 as in effect on the date of filing (to be filed by
                 amendment).
Exhibit T3A-32   Form of Restated of Arch Connecticut Valley, Inc. to be in
                 effect as of the Effective Date (to be filed by amendment).
Exhibit T3A-33   Form of Restated Certificate of Formation of Arch
                 Communication Enterprises, LLC and MobileMedia License Co.,
                 L.L.C. to be in effect as of the Effective Date (to be filed by amendment).
Exhibit T3B-1    Bylaws of the Corporation, as in effect on the date of
                 filing (filed herewith).
Exhibit T3B-2    Form of Amended and Restated Bylaws of the Corporation and
                 the Guarantors (other than the Parent, Arch Connecticut
                 Valley Inc., Arch Communications Enterprises LLC and
                 MobileMedia License Co., L.L.C.) to be in effect as of the
                 Effective Date (filed herewith).
Exhibit T3B-3    By-laws of the Parent, as amended and as in effect on the
                 date of filing (incorporated by reference from the
                 Registration Statement on Form S-3 (File No. 333-542) of the
                 Parent).
Exhibit T3B-4    Amended and Restated By-laws of the Parent to be in effect as of the Effective Date (filed herewith).
Exhibit T3B-5    By-laws of Arch Wireless Communications, Inc., as amended
                 and in effect on the date of filing (incorporated herein by reference from the Registration Statement on Form S-1 (File
                 No, 333-85580) of Arch Communications, Inc.).
Exhibit T3B-6    Amended and Restated By-laws of Arch Wireless
                 Communications, Inc. to be in effect as of the Effective
                 Date (to be filed by amendment).
Exhibit T3B-7    By-laws of Paging Network Canadian Holdings, Inc., as in
                 effect on the date of filing (to be filed by amendment).
Exhibit T3B-8    By-laws of PageNet SMR Sub, Inc., as in effect on the date of filing (to be filed by amendment).

    EXHIBIT                              DESCRIPTION
    -------                              -----------
Exhibit T3B-9    By-laws of ArchTel, Inc., as in effect on the date of filing
                 (to be filed by amendment).
Exhibit T3B-10   By-laws of Arch Connecticut Valley, Inc., as in effect on
                 the date of filing (to be filed by amendment).
Exhibit T3B-11   By-laws of Benbow Investments, Inc., as in effect on the
                 date of filing (to be filed by amendment).
Exhibit T3B-12   By-laws of MobileMedia Communications, Inc., as in effect on the date of filing (to be filed by amendment).
Exhibit T3B-13   By-laws of Mobile Communications Corporation of America, as in effect on the date of filing (to be filed by amendment).
Exhibit T3B-14   By-laws of Paging Network, Inc., as in effect on the date of filing (to be filed by amendment).
Exhibit T3B-15   By-laws of PageNet, Inc., as in effect on the date of filing
                 (to be filed by amendment).
Exhibit T3B-16   By-laws of Paging Network of America, Inc., as in effect on the date of filing (to be filed by amendment).
Exhibit T3B-17   By-laws of Paging Network of Colorado, Inc., as in effect on the date of filing (to be filed by amendment).
Exhibit T3B-18   By-laws of Paging Network of Northern California, Inc., as in effect on the date of filing (to be filed by amendment).
Exhibit T3B-19   By-laws of Paging Network of Michigan, Inc., as in effect on the date of filing (to be filed by amendment).
Exhibit T3B-20   By-laws of Paging Network Finance Corp., as in effect on the date of filing (to be filed by amendment).
Exhibit T3B-21   By-laws of Paging Network International, Inc., as in effect on the date of filing (to be filed by amendment).
Exhibit T3B-22   By-laws of Paging Network of San Francisco, Inc., as in
                 effect on the date of filing (to be filed by amendment).
Exhibit T3B-23   Form of Amended and Restated By-laws of Arch Connecticut
                 Valley, Inc. to be in effect as of the Effective Date (to be filed by amendment).
Exhibit T3C      Form of Indenture, to be dated as of the Effective Date,
                 among the Corporation, the Guarantors and The Bank of New
                 York, as Trustee in the form to be qualified, including an itemized table of contents showing the articles, sections
                 and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed
                 herewith).
Exhibit T3D      Not applicable.
Exhibit T3E      Disclosure Statement of Debtors' First Amended Joint Plan of
                 Reorganization (including the Plan which is attached as
                 Exhibit A thereto) (filed herewith).
Exhibit T3F      A cross reference sheet showing the location in the
                 Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (filed herewith).
Exhibit 25.1     Form T-1 qualifying The Bank of New York, as Trustee under the Indenture to be qualified (filed herewith).